RECEIVED
2006 JUL 13 P 2:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Heineken N.V. announces departure of Chief Operating Officer

Amsterdam, 7 June 2006 – Heineken N.V. announced today that Marc Bolland, Chief Operating Officer and Member of the Executive Board, will leave the business to join Wm Morrison Supermarkets plc ("Morrisons") as Chief Executive Officer.

Mr Bolland will take up his role with Morrisons, one of the UK's leading retail groups, on 1 September 2006.

SUPPL

Commenting on the announcement, Jean-François van Boxmeer, Chairman of the Executive Board and Chief Executive Officer, Heineken N.V. said, "In his 20 years with Heineken, Marc has made a significant contribution to the growth of the company. Over the last year in particular, Marc has established the direction and management priorities for the regional structure, which will support our future growth. He has been a great colleague, and he leaves with our thanks and genuine best wishes for his new role."

Marc Bolland said, "This is a great opportunity for me to head one of the UK's leading companies and I am looking forward to the challenge. Heineken has been a great part of my life for 20 years but this is what I see as the right move at this point in my career."

In line with the company's stated intention of streamlining the management structure, the role of Chief Operating Officer, Heineken NV will not be replaced. The five Regional Presidents will now report directly to Jean-François van Boxmeer.

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

Mr Bolland will leave Heineken on 1 July, 2006.

Editorial information

Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 119 million hectoliters, Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2005, revenues amounted to €11 billion and net profit before exceptional items and amortisation of brands amounted to €840 million. Heineken employs 64,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIN NA and HEHN NA and on the Reuter Equities 2000 Service under HEIN.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 6 203 00 139
veronique.schyns@heineken.com

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Investor and analyst enquiries
Jan van de Merbel
Tel: +31 6 514 00 621
investors@heineken.com

Marc Bolland CV

Date of birth	28 March 1959
Place of birth	Apeldoorn, The Netherlands
Nationality	Dutch

Career History

1999 - present	**Heineken N.V., The Netherlands**
2005	Member of the Executive Board / COO
2001	Member of the Executive Board
1999	Director Export Group
1995 - 1998	**Heineken Slovenska, Slovakia**
	General Manager
1991 - 1995	**Vrumona, the Netherlands**
1993	Commercial Director
1991	Off-premise Sales Manager
1987 - 1991	**Heineken Nederland, the Netherlands**
1988	Heineken Brand Manager
1987	Management Trainee; assignments in Zaire and Malaysia
Education	Master Degree in Business Studies, Groningen University, the Netherlands
Directorships	Member Board of Directors Manpower Inc., USA Honorary Consul of Slovakia in The Netherlands Chairman of the Board of Directors of Hotel de l'Europe (Amsterdam)